
02047700

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2002
WASH. D.C.
154
SECTION

P.E.
8/1/02

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By: [signature]
Masaru Hattori
Corporate Executive Officer
Accounting Department
General Affairs Department
ORIX Corporation

Date: August 2, 2002

Material Contained in this Report

1. Copy of ORIX's First Quarter Consolidated Financial Results for the period from April 1, 2002-June 30, 2002, filed with the Tokyo Stock Exchange.

Consolidated Financial Results
April 1, 2002 - June 30, 2002



SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2002
WASH, D.C. SECTION
154

July 30, 2002

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 119.50 to $1.00, the approximate exchange rate prevailing at June 30, 2002.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a "passive foreign investment company" under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company's annual report.

For further Information please contact:

Corporation Communications
ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo 105-8683
JAPAN
Tel: (03) 5419-5102 Fax: (03) 5419-5901
E-mail: leslie_hoy@orix.co.jp

Consolidated Financial Results from April 1, 2002 to June 30, 2002

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
	Osaka Securities Exchange
	Nagoya Stock Exchange
	New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
	Tel: (03)5419-5102
	(URL http://www.orix.co.jp/top_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2002 and 2001, and the Year Ended March 31, 2002

(1) Performance Highlights - Operating Results (Unaudited)

(millions of JPY)*

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change
June 30, 2002	160,957	(10.3%)	24,699	12.7%	26,322	25.1%
June 30, 2001	179,367	—	21,919	—	21,049	—
March 31, 2002	658,462	—	73,369	—	73,039	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2002	16,885	61.7%	201.85	189.95
June 30, 2001	10,442	—	127.78	122.71
March 31, 2002	40,269	—	489.19	467.11

1. Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates was a net gain of JPY 1,623 million for the three months ended June 30, 2002, a net loss of JPY 870 million for the three months ended June 30, 2001 and a net loss of JPY 330 million for the year ended March 31, 2002.
2. The average number of shares was 83,649,183 for the three months ended June 30, 2002, 81,713,005 for the three months ended June 30, 2001 and 82,318,387 for the year ended March 31, 2002.
3. Changes in Accounting Principles — Yes (x) No ( ) (new accounting adoption)
4. Changes in Numbers of Consolidated Subsidiaries and Affiliates — Yes (x) No ( )
   Additions: Consolidated Subsidiaries 3, Affiliates 3 — Deletions: Consolidated Subsidiaries 2, Affiliates 0

Note : Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Book Value Per Share
June 30, 2002	6,091,100	498,673	8.2%	5,961.30
June 30, 2001	5,693,269	467,879	8.2%	5,724.89
March 31, 2002	6,350,219	502,508	7.9%	6,007.52

1. The number of shares (excluding treasury stock) was 83,651,712 as of June 30, 2002, 81,727,174 as of June 30, 2001 and 83,646,466 as of March 31, 2002.

2. Forecasts for the Year Ending March 31, 2003 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2003	680,000	80,000	46,000

Note: Basic Earnings Per Share is forecasted to be JPY 549.90

Summary of Consolidated Financial Results

1. Three Months Ended June 30, 2002 (Q1 of FY2003/3)

Financial Highlights

Income before Income Taxes....................26,322 million yen (up 25% year on year)
Net Income ....16,885 million yen (up 62% year on year)
Earnings Per Share (Basic)........................201.85 million yen (up 58% year on year)
Earnings Per Share (Diluted) ....189.95 million yen (up 55% year on year)
Book Value Per Share ....5,961.30 million yen (up 4% year on year)
ROE...13.5% (June 30, 2001: 9.0%)
ROA ....1.09% (June 30, 2001: 0.74%)

Revenues: 160,957 million yen (down 10% year on year)

"Direct Financing Leases," "Operating Leases," and "Installment Loans" steadily contributed to revenues. However, "Life Insurance Premiums" decreased as the result of a strategic shift in policy away from the marketing of savings-type to guarantee-type products. In addition, "Other Operating Revenues" were down by 17,025 million yen compared with the three months ended June 30, 2001 (2001/6). This decrease was mainly attributable to the fact that revenues from the sale of condominiums were particularly concentrated in the first quarter of last fiscal year, amounting to 28,291 million yen (58,078 million yen for the fiscal year ended March 31, 2002), while this quarter the sale of condominiums only contributed 11,666 million yen to revenues. As a result, revenues decreased 10% year on year to 160,957 million yen.

Expenses: 136,258 million yen (down 13% year on year)

"Life Insurance Costs" and "Other Operating Expenses" decreased in line with the decrease in revenues. "Interest Expense" fell due to lower market interest rates and efficient fund procurement from the capital markets. Total expenses were down 13% on 2001/6 to 136,258 million yen.

Net Income: 16,885 million yen (up 62% year on year)

"Net income" climbed 62% year on year to 16,885 million yen primarily due to a 13% increase in "Operating Income," a gain in "Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates" compared with a loss in the previous fiscal year, and an increase of 1,937 million yen due to Cumulative Effect of a Change in Accounting Principle.

Operating Assets: 5,327,768 million yen (down 4% year on year)

The operating assets of overseas operations were down by about 10% on March 31, 2002 due to the appreciation on the yen. In addition, the listing and sale of units of a real estate investment trust (REIT) reduced assets, while the expansion of corporate real estate-related financing and consumer card loan operations countered this decrease to some extent. As a result, "Operating Assets" were down a slight 4% to 5,327.8 billion yen compared with March 31, 2002.

Segment Information ("Profits" refer to income before income taxes)

Domestic Business Segments

Corporate Finance: "Segment Profits" were down 992 million yen or 9% on 2001/6 to 10,411 million yen. Both "Operating Assets" and "Revenues" were up as a result of acquisitions made in the second half of last fiscal year. However, slightly lower fee income resulted in the decline.

Equipment Operating Leases: "Segment Profits" declined to 1,271 million yen for this quarter compared to 2,655 million yen in 2001/6 as a result of a drop in utilization rates for precision measuring equipment brought about by the sluggishness in information technology-related industries.

Real Estate-Related Finance: "Segment Profits" jumped to 6,106 million yen compared to 323 million yen in 2001/6 due to the continued strong contribution to revenues from corporate non-recourse loans, the acquisition of some housing loans in the second half of the last fiscal year, and proceeds from the listing of a real estate investment trust (REIT) in June 2002.

Real Estate: "Segment Profits" were 2,735 million yen compared to 4,587 million yen (5,842 million yen for the full fiscal year ended March 31, 2002) in 2001/6. Revenues from the sale of condominiums, accounted for 28,291 million yen, were concentrated in the first quarter of last fiscal year, while this quarter had revenues on the sale of condominiums of only 11,666 million yen.

Life Insurance: "Segment Profits" came in at 1,282 million yen compared with 3,397 million yen in 2001/6 (5,764 million yen for the fiscal year ended March 31, 2002). This decrease resulted from a large contribution from the sale of securities in the first quarter of the previous fiscal year and a concentration of gains in that quarter.

Other: "Segment Profits" increased to 2,554 million yen compared to 800 million yen in 2001/6 thanks to the continued contribution from our consumer card loan operations and some contribution from venture capital investments.

Overseas Business Segments

The Americas: The commercial mortgage-backed securities business in the United States continued to contribute to earnings. While a "Provision for Doubtful Receivables and Possible Loan Losses" of 2,210 million yen was recorded, "Write-downs of Securities" of High Yield and other bonds dropped to 921 million yen and there were no restructuring costs as were recorded in the first quarter of the previous fiscal year. As a result, "Segment Profit" reached 1,229 million yen compared to a segment loss of 1,100 million yen in 2001/6.

Asia and Oceania: Our installment loan and automobile leasing operations performed well, while a net gain on foreign currency transactions was recorded as compared with a loss in the previous fiscal year. "Segment Profit" reached 1,673 million yen compared to 798 million yen in 2001/6.

Europe: Losses associated with investment in securities resulted in a slight loss of 545 million yen.

2. Outlook and Forecasts for the Fiscal Year Ending March 31, 2003

For the fiscal year ending March 31, 2003, we forecast "Revenues" of 680,000 million yen (up 3% compared with the fiscal year ended March 31, 2002), "Income before Income Taxes" of 80,000 million yen (up 10%), and "Net Income" of 46,000 million yen (up 14%). These forecasts are unchanged from those announced on April 25, 2002 at the time of the earnings announcement for the fiscal year ended March 31, 2002.

Consolidated Financial Highlights

(For the Three Months Ended June 30, 2002 and 2001, and the Year Ended March 31, 2002)
(Unaudited)

(millions of JPY, except for per share data)

Operating Assets	June 30, 2002	Change over three months to March 31, 2002	Year -on- year Change	June 30, 2001	March 31, 2002	Year -on- year Change
Investment in Direct Financing Leases	1,646,932	99%	101%	1,622,953	1,658,669	100%
Installment Loans	2,327,354	102%	121%	1,918,389	2,273,280	123%
Investment in Operating Leases	451,012	95%	97%	464,276	474,491	105%
Investment in Securities	759,406	88%	79%	963,493	861,336	91%
Other Operating Assets	143,064	55%	108%	132,822	260,373	197%
Total	5,327,768	96%	104%	5,101,933	5,528,149	110%

Operating Results						
Total Revenues	160,957	—	90%	179,367	658,462	112%
Income before Income Taxes	26,322	—	125%	21,049	73,039	123%
Net Income	16,885	—	162%	10,442	40,269	118%
Earnings Per Share						
Income before Cumulative Effect of a Change in Accounting Principle						
Basic	178.70	—	142%	126.16	487.57	117%
Diluted	168.19	—	139%	121.15	465.57	116%
Net Income						
Basic	201.85	—	158%	127.78	489.19	117%
Diluted	189.95	—	155%	122.71	467.11	116%
Book Value Per Share	5,961.30	99%	104%	5,724.89	6,007.52	106%

Financial Position						
Shareholders' Equity	498,673	99%	107%	467,879	502,508	109%
Number of Shares ('000) (excluding treasury stock)	83,652	100%	102%	81,727	83,646	102%
Long-and Short-Term Debt and Deposits	4,489,605	96%	108%	4,143,990	4,679,566	115%
Total Assets	6,091,100	96%	107%	5,693,269	6,350,219	114%
Shareholders' Equity Ratio	8.2%	104%	100%	8.2%	7.9%	95%
Return on Equity	13.5%	161%	150%	9.0%	8.4%	109%

New Business Volumes						
Direct Financing Leases						
New Receivables Added	237,779	—	128%	186,123	1,083,070	129%
New Equipment Acquisitions	210,819	—	132%	159,348	980,379	136%
Installment Loans	341,138	—	127%	269,524	1,340,400	181%
Operating Leases	20,870	—	44%	47,872	146,203	102%
Investment in Securities	48,907	—	55%	88,666	348,347	88%
Other Operating Assets	20,768	—	93%	22,226	204,121	158%

Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2002 and 2001, and the Year Ended March 31, 2002)

(Unaudited)

(millions of JPY, millions of US$)

	Three Months ended June 30, 2002	Year -on- year Change	Three Months ended June 30, 2001	Year ended March 31, 2002	Year -on- year Change	U.S. dollars June 30, 2002
Total Revenues :	160,957	90%	179,367	658,462	112%	1,347
Direct Financing Leases	30,742		29,611	121,914		257
Operating Leases	30,534		28,354	120,807		256
Interest on Loans and Investment Securities	30,757		28,898	121,962		257
Brokerage Commissions and Gains on Investment Securities	5,127		4,045	18,367		43
Life Insurance Premiums and Related Investment Income	32,946		40,287	152,333		276
Interest Income on Deposits	177		473	1,374		1
Other Operating Revenues	30,674		47,699	121,705		257
Total Expenses :	136,258	87%	157,448	585,093	111%	1,140
Interest Expense	18,974		26,128	90,348		159
Depreciation - Operating Leases	19,429		18,692	77,047		163
Life Insurance Costs	29,649		36,123	139,786		248
Other Operating Expenses	18,364		34,006	79,131		154
Selling, General and Administrative Expenses	34,163		29,591	126,316		285
Provision for Doubtful Receivables and Possible Loan Losses	12,803		9,634	51,367		107
Write-downs of Long-Lived Assets	-		-	2,716		-
Write-downs of Securities	2,166		2,132	19,742		18
Foreign Currency Transaction Loss(Gain), Net	710		1,142	(1,360)		6
Operating Income	24,699	113%	21,919	73,369	128%	207
Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	1,623		(870)	(330)		13
Income before Income Taxes	26,322	125%	21,049	73,039	123%	220
Provision for Income Taxes	11,374		10,740	32,903		95
Income before Cumulative Effect of a Change in Accounting Principle	14,948	145%	10,309	40,136	118%	125
Cumulative Effect of a Change in Accounting Principle	1,937		133	133		16
Net Income	16,885	162%	10,442	40,269	118%	141

Note: 1. Comprehensive Income under FASB Statement No.130 ("Reporting Comprehensive Income") was a decrease of JPY 2,607 million (US$22 million) for the three months ended June 30, 2002, an increase of JPY 7,615 million for the three months ended June 30, 2001 and an increase of JPY 22,277 million for the year ended March 31, 2002.

2. On April 1, 2002, as a result of the adoption of FASB Statement No. 141 ("Business Combinations"), the Company recorded a transition gain arising from the write-off of unamortized deferred credits of JPY1,937 million (US$16 million) as of March 31, 2002 as Cumlative Effect of a Change in Accounting Principle. With respect to the transitional goodwill impairment test as a result of the initial application of FASB Statement No. 142 ("Goodwill and Other Intangible Assets"), the Company is evaluating but has not yet determined whether the adoption of this statement will result in an impairment of goodwill.

3. As the beginning of the previous fiscal year ended March 31, 2002, the transition adjustment of JPY133 million as a result of the adoption of FASB Statement No.133 ("Accounting for Derivative Instruments and Hedging Activities") was recorded on Cumulative Effect of a Change in Accounting Principle.

Condensed Consolidated Balance Sheets
(As of June 30, 2002 and March 31, 2002)
(Unaudited)

		(millions of JPY, millions of US$)	
Assets	June 30, 2002	March 31, 2002	U.S. dollars June 30, 2002
Cash and Cash Equivalents	283,887	354,748	2,376
Restricted Cash and Cash Equivalents	19,479	20,189	163
Time Deposits	1,447	1,050	12
Investment in Direct Financing Leases	1,646,932	1,658,669	13,782
Installment Loans	2,327,354	2,273,280	19,476
Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses	(150,264)	(152,887)	(1,257)
Investment in Operating Leases	451,012	474,491	3,774
Investment in Securities	759,406	861,336	6,355
Other Operating Assets	143,064	260,373	1,197
Investment in Affiliates	99,680	86,346	834
Other Receivables	108,309	124,022	906
Advances	164,598	158,089	1,377
Prepaid Expenses	41,228	37,406	345
Office Facilities	77,353	76,987	647
Other Assets	117,615	116,120	985
Total	6,091,100	6,350,219	50,972

Liabilities and Shareholders' Equity			
Short-Term Debt	1,475,863	1,644,462	12,350
Deposits	249,525	225,243	2,088
Trade Notes and Accounts Payable	208,894	244,871	1,748
Accrued Expenses	79,099	92,266	662
Policy Liabilities	600,144	602,664	5,022
Income Taxes:			
Current	8,861	11,544	74
Deferred	139,303	141,532	1,166
Deposits from Lessees	66,521	75,268	557
Long-Term Debt	2,764,217	2,809,861	23,132
Total Liabilities	5,592,427	5,847,711	46,799
Common Stock	51,878	51,854	434
Additional Paid-in Capital	69,847	69,823	584
Legal Reserve	2,220	2,220	19
Retained Earnings	415,805	400,175	3,480
Accumulated other Comprehensive Loss	(32,932)	(13,440)	(276)
Treasury Stock	(8,145)	(8,124)	(68)
Shareholders' Equity	498,673	502,508	4,173
Total	6,091,100	6,350,219	50,972

Note : Accumulated Other Comprehensive Loss	June 30, 2002	March 31, 2002	U.S. dollars June 30, 2002
Net unrealized gains on investment in securities	12,238	14,756	102
Minimum pension liability adjustments	(6,825)	(6,834)	(57)
Cumulative translation adjustments	(31,088)	(14,800)	(260)
Net unrealized losses on derivative instruments	(7,257)	(6,562)	(61)

Segment Information

(For the Three Months Ended June 30, 2002 and 2001, and the Year Ended March 31, 2002)

(Unaudited)

(millions of JPY)

	Three months ended June 30, 2002			Three months ended June 30, 2001			Year ended March 31, 2002		
	Revenues	Income before Income Taxes	Operating Assets	Revenues	Income before Income Taxes	Operating Assets	Revenues	Income before Income Taxes	Operating Assets
Domestic Operations									
Corporate Finance	31,465	10,411	2,008,152	27,420	11,403	1,894,988	118,794	48,066	1,960,380
Equipment Operating Leases	16,233	1,271	141,905	16,854	2,655	136,531	67,319	9,906	147,444
Real Estate Related Finance	13,995	6,106	906,193	6,898	323	627,352	31,582	5,654	1,012,896
Real Estate	18,983	2,735	293,189	33,160	4,587	316,625	85,516	5,842	326,473
Life Insurance	32,946	1,282	497,593	41,181	3,397	557,393	154,296	5,764	543,738
Other	12,773	2,554	389,605	10,975	800	308,235	49,139	4,941	352,433
Sub-Total	126,395	24,359	4,236,637	136,488	23,165	3,841,124	506,646	80,173	4,343,364
Foreign Operations									
The Americas	14,739	1,229	695,351	17,747	(1,100)	808,165	75,195	810	794,330
Asia and Oceania	13,741	1,673	467,456	17,838	798	415,803	56,677	5,433	435,093
Europe	3,091	(545)	98,200	4,041	1,153	149,070	14,716	600	113,844
Sub-Total	31,571	2,357	1,261,007	39,626	851	1,373,038	146,588	6,843	1,343,267
Segment Total	157,966	26,716	5,497,644	176,114	24,016	5,214,162	653,234	87,016	5,686,631
Reconciliation of Segment totals to Consolidated Amounts	2,991	(394)	(169,876)	3,253	(2,967)	(112,229)	5,228	(13,977)	(158,482)
Consolidated Amounts	160,957	26,322	5,327,768	179,367	21,049	5,101,933	658,462	73,039	5,528,149

(millions of US$)

	U.S. dollars June 30, 2002		
	Revenues	Income before Income Taxes	Operating Assets
Domestic Operations			
Corporate Finance	263	87	16,805
Equipment Operating Leases	136	11	1,187
Real Estate Related Finance	117	51	7,583
Real Estate	159	23	2,453
Life Insurance	276	11	4,164
Other	107	21	3,261
Sub-Total	1,058	204	35,453
Foreign Operations			
The Americas	123	10	5,818
Asia and Oceania	115	14	3,912
Europe	26	(4)	822
Sub-Total	264	20	10,552
Segment Total	1,322	224	46,005
Reconciliation of Segment totals to Consolidated Amounts	25	(4)	(1,421)
Consolidated Amounts	1,347	220	44,584

Key Quarterly Financial Data (Unaudited)

(millions of JPY)

Balance Sheet Data	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)
1) Investment in Direct Financing Leases	1,622,953	1,821,868	1,839,899	1,658,669	1,646,932
Domestic	1,191,040	1,423,710	1,410,859	1,255,537	1,283,552
Foreign	431,913	398,158	429,040	403,132	363,380
2) Installment Loans	1,918,389	1,996,542	2,274,515	2,273,280	2,327,354
Domestic	1,511,925	1,585,267	1,840,077	1,840,289	1,898,108
Foreign	406,464	411,275	434,438	432,991	429,246
3) Investment in Operating Leases	464,276	468,841	488,662	474,491	451,012
Domestic	335,833	347,725	357,459	338,719	327,391
Foreign	128,443	121,116	131,203	135,772	123,621
4) Investment in Securities	963,493	972,816	972,581	861,336	759,406
Domestic	758,065	762,063	753,028	651,702	565,409
Foreign	205,428	210,753	219,553	209,634	193,997
5) Other Operating Assets	132,822	130,409	187,654	260,373	143,064
Domestic	107,666	106,557	175,144	248,216	132,217
Foreign	25,156	23,852	12,510	12,157	10,847
Total Operating Assets	5,101,933	5,390,476	5,763,311	5,528,149	5,327,768
Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses	(141,663)	(145,856)	(150,100)	(152,887)	(150,264)
Allowance/Investment in Direct Financing Leases and Installment Loans	4.0%	3.8%	3.6%	3.9%	3.8%
Total Assets	5,693,269	6,002,015	6,365,717	6,350,219	6,091,100
Short-Term Debt, Long-Term Debt and Deposits	4,143,990	4,409,036	4,732,736	4,679,566	4,489,605
Policy Liabilities	579,612	598,871	597,412	602,664	600,144
Total Liabilities	5,225,390	5,546,868	5,874,530	5,847,711	5,592,427
Shareholders' Equity	467,879	455,147	491,187	502,508	498,673
Total Liabilities & Shareholders' Equity	5,693,269	6,002,015	6,365,717	6,350,219	6,091,100

Income Statement Data	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)
Revenues					
1) Direct Financing Leases	29,611	28,916	31,445	31,942	30,742
Domestic	19,145	19,500	22,583	22,923	21,987
Foreign	10,466	9,416	8,862	9,019	8,755
2) Operating Leases	28,354	30,289	31,735	30,429	30,534
Domestic	20,419	22,672	22,851	21,790	22,012
Foreign	7,935	7,617	8,884	8,639	8,522
3) Interest on loans and investment securities	28,898	27,860	31,119	34,085	30,757
Interest on loans	22,861	22,572	25,575	28,724	26,203
Domestic	15,218	14,814	17,561	22,542	19,795
Foreign	7,643	7,758	8,014	6,182	6,408
Interest on investment securities	6,037	5,288	5,544	5,361	4,554
Domestic	1,105	1,000	641	787	319
Foreign	4,932	4,288	4,903	4,574	4,235
4) Brokerage commissions and gains on investment securities	4,045	4,451	3,266	6,605	5,127
Brokerage commissions	903	726	740	571	774
Gains on investment securities	3,142	3,725	2,526	6,034	4,353
5) Life insurance premiums and related investment income	40,287	45,625	29,748	36,673	32,946
Life insurance premiums	35,345	42,347	26,652	31,135	28,745
Related investment income	4,942	3,278	3,096	5,538	4,201
6) Interest income on deposits	473	537	244	120	177
7) Other operating revenues	47,699	15,498	20,535	37,973	30,674
Domestic	45,671	10,983	17,863	35,213	28,681
Foreign	2,028	4,515	2,672	2,760	1,993
Total Revenues	179,367	153,176	148,092	177,827	160,957
Expenses					
1) Interest expense	26,128	23,848	21,695	18,677	18,974
2) Depreciation—operating leases	18,692	18,691	19,430	20,234	19,429
3) Life insurance costs	36,123	42,806	28,002	32,855	29,649
4) Other operating expenses	34,006	7,834	13,119	24,172	18,364
5) Selling, general and administrative expenses	29,591	28,668	32,294	35,763	34,163
6) Provision for doubtful receivables and possible loan losses	9,634	10,554	11,753	19,426	12,803
7) Write-downs of long-lived assets	-	1,386	-	1,330	-
8) Write-downs of securities	2,132	5,119	5,803	6,688	2,166
9) Foreign currency transaction loss (gain), net	1,142	(1,439)	62	(1,125)	710
Total Expenses	157,448	137,467	132,158	158,020	136,258
Operating Income	21,919	15,709	15,934	19,807	24,699
Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	(870)	442	517	(419)	1,623
Income before Income Taxes	21,049	16,151	16,451	19,388	26,322
Provision for Income Taxes	10,740	6,557	7,189	8,417	11,374
Cumulative Effect of a Change in Accounting Principle	133	-	-	-	1,937
Net Income	10,442	9,594	9,262	10,971	16,885

(millions of JPY)

New Business Volumes	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)
Direct Financing Leases: New receivables added	186,123	455,256	213,008	228,683	237,779
Domestic	147,350	402,643	152,409	175,567	172,957
Foreign	38,773	52,613	60,599	53,116	64,822
Direct Financing Leases: New equipment acquisitions	159,348	418,665	185,790	216,576	210,819
Domestic	126,350	373,740	130,801	167,821	151,062
Foreign	32,998	44,925	54,989	48,755	59,757
Installment Loans: New loans added	269,524	271,280	472,897	326,699	341,138
Domestic	201,626	226,464	425,048	291,529	273,867
Foreign	67,898	44,816	47,849	35,170	67,271
Operating Leases: New equipment acquisitions	47,872	37,336	42,619	18,376	20,870
Domestic	41,310	28,301	36,310	11,012	14,128
Foreign	6,562	9,035	6,309	7,364	6,742
Investment in Securities: New securities added	88,666	101,526	80,556	77,599	48,907
Domestic	77,125	75,703	77,225	74,195	38,346
Foreign	11,541	25,823	3,331	3,404	10,561
Other Operating Assets: New assets added	22,226	18,002	81,206	82,687	20,768
Domestic	16,428	12,206	76,287	75,982	15,475
Foreign	5,798	5,796	4,919	6,705	5,293

Segment Information		Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)
Domestic Operations	Corporate Finance	27,420	26,897	31,459	33,018	31,465
	Equipment Operating Leases	16,854	17,269	16,574	16,622	16,233
	Real Estate Related Finance	6,898	5,955	7,399	11,330	13,995
	Real Estate	33,160	9,239	14,994	28,123	18,983
	Life Insurance	41,181	46,123	30,419	36,573	32,946
	Other	10,975	11,546	11,396	15,222	12,773
	Sub-Total	136,488	117,029	112,241	140,888	126,395
Foreign Operations	The Americas	17,747	19,891	18,523	19,034	14,739
	Asia and Oceania	17,838	12,512	12,685	13,642	13,741
	Europe	4,041	4,528	3,569	2,578	3,091
	Sub-Total	39,626	36,931	34,777	35,254	31,571
Total Segment Revenues		176,114	153,960	147,018	176,142	157,966
Domestic Operations	Corporate Finance	11,403	12,441	11,602	12,620	10,411
	Equipment Operating Leases	2,655	2,704	2,128	2,419	1,271
	Real Estate Related Finance	323	80	1,752	3,499	6,106
	Real Estate	4,587	(1,154)	870	1,539	2,735
	Life Insurance	3,397	839	(347)	1,875	1,282
	Other	800	1,705	739	1,697	2,554
	Sub-Total	23,165	16,615	16,744	23,649	24,359
Foreign Operations	The Americas	(1,100)	1,010	(248)	1,148	1,229
	Asia and Oceania	798	2,700	998	937	1,673
	Europe	1,153	368	(47)	(874)	(545)
	Sub-Total	851	4,078	703	1,211	2,357
Total Segment Profits (Income before Income Taxes)		24,016	20,693	17,447	24,860	26,716
Domestic Operations	Corporate Finance	1,894,988	2,158,006	2,185,994	1,960,380	2,008,152
	Equipment Operating Leases	136,531	136,713	145,626	147,444	141,905
	Real Estate Related Finance	627,352	647,889	935,426	1,012,896	906,193
	Real Estate	316,625	333,394	324,973	326,473	293,189
	Life Insurance	557,393	583,579	574,403	543,738	497,593
	Other	308,235	322,082	350,161	352,433	389,605
	Sub-Total	3,841,124	4,181,663	4,516,583	4,343,364	4,236,637
Foreign Operations	The Americas	808,165	777,428	818,723	794,330	695,351
	Asia and Oceania	415,803	400,978	441,432	435,093	467,456
	Europe	149,070	136,441	126,348	113,844	98,200
	Sub-Total	1,373,038	1,314,847	1,386,503	1,343,267	1,261,007
Total Segment Assets		5,214,162	5,496,510	5,903,086	5,686,631	5,497,644

Key Ratios, Per Share Data, and Employees	Q1 (01/4-6)	Q2 (01/7-9)	Q3 (01/10-12)	Q4 (02/1-3)	Q1 (02/4-6)
Return on Equity (ROE)*	9.0%	8.3%	7.8%	8.8%	13.5%
Return on Assets (ROA)*	0.74%	0.66%	0.60%	0.69%	1.09%
Shareholders' Equity Ratio	8.2%	7.6%	7.7%	7.9%	8.2%
Debt-to-Equity Ratio (times)	8.9	9.7	9.6	9.3	9.0
Book Value Per Share (yen)	5,724.89	5,567.69	5,874.75	6,007.52	5,961.30
Basic EPS (yen)	127.78	117.38	112.63	131.20	201.85
Diluted EPS (yen)	122.71	112.79	107.71	123.54	189.95
Number of Employees	10,209	11,359	11,307	11,271	11,820

*annualized